4-4-02

02030053

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF SECURITIES EXCHANGE ACT OF 1934

For the month of April 4, 2002

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST plc
(Translation of Registrant's Name Into English)

31 Gresham Street, London, England, EC2V 7QA
(Address of Principal Executive Offices)

(Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _x_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______)

For immediate release 3 April 2002

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC ("SVIIT")
RECAPITALISATION OF HOMEBASE

Funds in which SVIIT invests have today announced a re-capitalisation of Homebase.

Homebase, the UK "DIY" chain, has performed ahead of budget and expectations since acquisition in March 2001. As a result, the company has generated significant cash balances, which have afforded Homebase the opportunity to re-capitalise. As a result, funds advised by Permira have been able to return the majority of the cost of the acquisition to investors.

Accordingly, SVIIT will receive approximately £14 million from this re-capitalisation. The valuation of Homebase, which was written up on a P/E basis from a cost of £20 million to £30.5 million at 31 December 2001 remains the same. Adjusting for this return of capital, the value of SVIIT's holding in Homebase is approximately £16.5 million, against an attributable cost of £6 million.

For further information, please contact:

Schroder Ventures International Investment Trust plc
Nick Ferguson 020 7010 8911

Schroder Ventures (London) Limited
Alice Todhunter 020 7010 8925

GCI Financial
Emily Morris/Annabel O'Connor 020 7072 4226

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

Date: 3 April 2002

By: John Spedding

For and on behalf of Schroder Investment Management Limited, Secretaries